Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 33-61223
                   SUBJECT TO COMPLETION, DATED JULY 30, 1998

PROSPECTUS SUPPLEMENT
JULY   , 1998
(TO PROSPECTUS DATED JULY 30, 1998)

                                  $100,000,000

                                 [CENTEX LOGO]

                               CENTEX CORPORATION
                           % SUBORDINATED DEBENTURES DUE 2003

     Interest on the      % Subordinated Debentures due August 15, 2003 (the
"Debentures") is payable on August 15 and February 15 of each year commencing February 15, 1999. The Debentures are subordinated to certain present and future indebtedness of Centex Corporation (the "Company") as set forth herein. The Debentures may be redeemed as a whole or in part at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount thereof or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to such redemption date on a semiannual basis at the Treasury Rate (as defined herein)
plus      basis points, plus in either case accrued and unpaid interest on the principal amount being redeemed to the date of redemption. See "Description of Debentures -- Redemption Provisions." The Debentures are not subject to any sinking fund.

     The Debentures will be issued in the form of one or more Global Securities (the "Global Securities") registered in the name of The Depository Trust Company (the "Depository") or its nominee. Interests in the Global Securities will be shown on, and transfers will be effected only through, records maintained by the Depository and its participants. Except as described herein, Debentures in definitive form will not be issued. See "Description of Debentures" in this Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
   THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------------
                                                                  PRICE           UNDERWRITING          PROCEEDS
                                                                 TO THE           DISCOUNTS AND          TO THE
                                                                PUBLIC(1)        COMMISSIONS(2)        COMPANY(3)
----------------------------------------------------------------------------------------------------------------------
Per Debenture.............................................          %                   %                   %
Total.....................................................          $                   $                   $
----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" in this Prospectus Supplement.
(3) Before deducting expenses payable by the Company estimated at $     .

     The Debentures are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to certain conditions, including its right to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the Debentures will be made in New
York, New York on or about August   , 1998, in book-entry form through the
facilities of The Depository Trust Company against payment therefor in immediately available funds.

                          DONALDSON, LUFKIN & JENRETTE

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   THE COMPANY

         Centex Corporation, through its subsidiaries, ranks among the nation's largest home builders, mortgage lenders and general building contractors. The Company currently operates in five business segments: Home Building, Investment Real Estate, Financial Services, Construction Products and Contracting and Construction Services. The Home Building business has expanded to include both Conventional Homes and Manufactured Homes. The Conventional Homes operations currently involve the construction and sale of single-family homes, town homes and low-rise condominiums and also include the purchase and development of land. In March 1997, the Company entered into the Manufactured Homes business when it acquired approximately 80% of the common stock of Cavco Industries, Inc. Manufactured Homes operations include the manufacture of quality residential and park model homes and the sale thereof through company-owned retail outlets and a network of independent dealers. Investment Real Estate operations involve the acquisition, development and sale of land, the development of industrial, office, retail and other commercial projects and apartment complexes. Through its Financial Services operations, the Company offers financing of conventional and manufactured homes, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by subsidiaries and by others. The Company also manufactures cement, gypsum wallboard and ready-mix concrete for distribution and sale through its Construction Products operations. Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities and educational facilities. In April 1994, the Company's construction products subsidiary, Centex Construction Products, Inc. ("CXP"), completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by CXP, the Company's ownership interest in CXP was 55.6% as of March 31, 1998.

         The address of the Company's principal executive office is 2728 N. Harwood Street, Dallas, Texas 75201, and its telephone number is (214) 981-5000.


                               RECENT DEVELOPMENTS

         The Company announced the highest quarterly net earnings in its history for the quarter ended June 30, 1998, the first quarter of fiscal 1999. Net earnings for the quarter were $48.2 million, a 78% increase over last year's net earnings of $27.0 million. Consolidated revenues for the quarter were $1.1 billion, 29% higher than $861.4 million for the same quarter in fiscal 1998.

         Home Building operations generated revenues of $603.6 million for the quarter, a 23% increase over last year's quarterly revenues, with operating earnings of $42.9 million, 47% above last year's quarterly operating earnings. The Company's Investment Real Estate operations, through which all investment property transactions are reported, had operating earnings of $7.4 million, a 9% decline from the same quarter last year due to fewer land sales, the timing of which fluctuates from quarter to quarter.

         Operating earnings from the Company's Financial Services operations were $23.7 million for the quarter, a 356% increase over operating earnings for the same quarter last year. Financial Services revenues of $100.1 million for the quarter were 112% higher than quarterly revenues a year ago.

         CXP produced operating earnings (net of minority interest) of $15.0 million for the quarter, 23% higher than quarterly operating earnings for the same quarter last year. Revenues from CXP were $79.8 million for the current quarter, up 2% from the same period last year.

         Operating earnings from the Company's Contracting and Construction Services operations were $3.5 million for the quarter, 244% higher than operating earnings for the same quarter a year ago, primarily due to higher-margin contracts in the current backlog. Revenues from Contracting and Construction Services were $322.1 million for the quarter, 36% higher than the revenues for the same quarter last year.

                       SUMMARY OF SELECTED FINANCIAL DATA

         The following is a summary of certain selected financial data related to the Company for each of the five years in the period ended March 31, 1998, which is derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The March 31, 1998 and 1997 consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998 incorporated by reference in the Joint Annual Report on Form 10-K, as amended, of the Company and 3333 Holding Corporation and Centex Development Company, L.P. for such year are incorporated by reference herein. The following summary is qualified in its entirety by such financial statements and the notes thereto.



                                                                             FISCAL YEARS ENDED MARCH 31,
                                                    ------------------------------------------------------------------------------
                                                        1998              1997             1996            1995             1994
                                                                                   (DOLLARS IN THOUSANDS)
Revenues(1) ...................................     $ 3,975,450       $ 3,784,991       $3,102,987      $3,277,504      $3,039,709
Net earnings(2) ...............................         144,806           106,563           53,365          92,248          85,162
Total assets ..................................       3,416,219         2,678,829        2,336,966       2,049,698       2,580,356
Total long-term debt, including
   debentures(3) ..............................         237,715           236,769          321,002         222,530         222,832
Total debt(3) .................................         311,538           283,769          408,253         427,381         429,470
Deferred income tax (asset) liability(3) ......        (144,090)         (195,983)          16,085          27,795          35,088
Stockholders' equity ..........................         991,172           835,777          772,836         668,227         668,659
Total debt as a percent of total capitalization
   (total debt, deferred income tax liability,
   negative goodwill, minority interest
   and stockholders' equity)(3) ...............            20.3%             20.9%            35.6%           38.0%           37.9%
Ratio of earnings to fixed charges
   (excluding financial services and
   savings and loan operations)(4) ............           5.86x             4.46x            2.56x           4.57x           2.80x
Ratio of earnings to fixed charges - total
   enterprise(4)(5)............................           3.69x             3.28x            2.17x           3.23x           2.77x

--------------------

(1) As a result of CXP's repurchases of its own stock during the June 30, 1996 quarter, Centex's ownership interest in CXP increased to more than 50% (and principally as a result of additional repurchases by CXP, 55.6% as of March 31, 1998). Accordingly, beginning with the quarter ended June 30, 1996, CXP's financial results have been consolidated with those of Centex and are reflected in Centex's revenues and earnings. Had CXP's revenues been consolidated for the years ended March 31, 1996, 1995 and 1994, Centex's consolidated revenues for those years would have increased by $222,594, $194,313 and $166,826, respectively.

(2) Net earnings for the fiscal year ended March 31, 1995 include a nonrecurring gain of $37.5 million realized in connection with an initial public offering of 51% of CXP's common stock.

(3) Excludes debt and deferred income taxes of the financial services subsidiaries and discontinued savings and loan operations. Reference is made to Note 6 under "Capitalization" below and to the consolidated balance sheet and Note (A) to the Company's Consolidated Financial Statements incorporated by reference in the Joint Annual Report on Form 10-K of Centex and 3333 Holding Corporation and Centex Development Company, L.P., which Annual Report on Form 10-K is incorporated herein by reference.

(4) For purposes of calculating this ratio, fixed charges consist of interest costs (interest expense plus capitalized interest), one-third of estimated rent expenses (as representative of the interest portion of rentals) and amortization of debt expense, and earnings consist of net earnings before income taxes, extraordinary items and fixed charges.

(5) The ratio of earnings to fixed charges on a total enterprise basis, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the "Commission"), includes the earnings and fixed charges of the Company's financial services subsidiaries and discontinued savings and loan operations, which are consolidated for financial reporting purposes in accordance with generally accepted accounting principles.

                                 USE OF PROCEEDS

       The net proceeds from the sale of the Debentures are estimated to be approximately $ (after deduction of underwriting discounts and commissions and expenses payable by the Company). Such proceeds will principally be used to repay short-term notes payable to banks and commercial paper borrowings with a weighted average interest rate of approximately 6.0%.

                                 CAPITALIZATION

       The following table sets forth the capitalization of the Company as of March 31, 1998 and as adjusted (unaudited) to give effect to the issuance of the Debentures offered hereby and the application of the proceeds as indicated under "Use of Proceeds."



                                                                          AS OF MARCH 31, 1998
                                           ---------------------------------------------------------------------------------
                                               CENTEX CORPORATION              CENTEX                     FINANCIAL
                                                AND SUBSIDIARIES             CORPORATION                  SERVICES
                                           -------------------------   -----------------------     -------------------------
                                                               AS                        AS                          AS
                                              ACTUAL        ADJUSTED        ACTUAL    ADJUSTED       ACTUAL       ADJUSTED
                                                                           (DOLLARS IN THOUSANDS)
Short-term debt(1)(5)(6) .............     $1,152,873     $1,079,050   $   73,823   $       --     $1,079,050     $1,079,050
Long-term debt(2)(5)
  Debentures, offered hereby .........             --        100,000           --      100,000             --             --
  Subordinated debentures(3) .........        219,078        219,078      219,078      219,078             --             --
  Other long-term debt(4) ............         18,637         18,637       18,637       18,637             --             --
                                           ----------     ----------   ----------   ----------     ----------     ----------
     Total debt ......................      1,390,588      1,416,765      311,538      337,715      1,079,050      1,079,050
Stockholders' Equity:
  Preferred stock, undesignated
     par value; authorized
     5,000,000 shares; none
     issued ..........................             --             --           --           --             --             --
  Common stock, $.25 par value;
     authorized 100,000,000
     shares; outstanding
     59,531,758 shares(7) ............         14,883         14,883       14,883       14,883              1              1
  Capital in excess of par value .....         36,761         36,761       36,761       36,761         74,944         74,944
  Retained earnings ..................        939,528        939,528      939,528      939,528         13,348         13,348
                                           ----------     ----------   ----------   ----------     ----------     ----------
  Total stockholders' equity .........        991,172        991,172      991,172      991,172         88,293         88,293
                                           ----------     ----------   ----------   ----------     ----------     ----------
     Total debt and stockholders'
        equity........................     $2,381,760     $2,407,937   $1,302,710   $1,328,887     $1,167,343     $1,167,343
                                           ==========     ==========   ==========   ==========     ==========     ==========

-----------------------------

(1) Short-term debt of $1.2 billion at March 31, 1998 included $65 million in commercial paper, $407 million payable to banks and $681 million payable to other financial institutions. The Company borrows on a short-term basis from banks under uncommitted lines which bear interest at prevailing money market rates. The weighted average interest rate on such short-term debt at March 31, 1998 was 6.2%.

(2) Centex maintains a $425 million revolving credit agreement expiring in August 2001. Under the terms of the agreement, $170 million may be borrowed directly by CTX Mortgage Company ("CTX"). There were no borrowings outstanding to Centex Corporation under this facility during the fiscal year ending March 31, 1998. CTX has borrowed under this facility during the fiscal year ended March 31, 1998. CTX has a $300 million committed and secured mortgage warehouse facility with a bank group, expiring in October 1999, a committed mortgage warehouse facility of $300 million expiring December 1998 with one investment bank, which was increased to $500 million subsequent to March 31, 1998, and a $200 million asset-backed commercial paper program that expires in April
       2001. Centex Home Equity Corporation ("CHEC") had a $100 million committed and secured mortgage warehouse facility with a bank, expiring in November 1998, which has been replaced by a new $300 million committed and secured mortgage warehouse facility with a bank group, expiring in April 1999.

(3) In March 1987, the Company issued $100,000,000 principal amount of its 8.75% subordinated debentures maturing March 1, 2007. Such debentures are not redeemable prior to maturity. In June 1987, the Company issued $20,000,000 principal amount of its 8.80% subordinated debentures maturing June 30, 2007. Such debentures were redeemed by the Company in April 1998. In June 1995, the Company issued $100,000,000 principal amount of its 7 3/8% subordinated debentures maturing June 1, 2005. Such debentures are not redeemable by the Company prior to maturity. The $219,000,000 principal amount of subordinated debentures described in this footnote (3) rank equally in right of payment with the Debentures offered hereby. See "Description of Debt Securities" in the accompanying Prospectus.

(4)  Includes $2.1 million of convertible subordinated debt due in the year
     2000.

(5) At March 31, 1998, the aggregate amount of the Company's outstanding indebtedness ranking senior to the Debentures offered hereby was approximately $346.4 million, including approximately $272.6 million of indebtedness to the Company's subsidiaries. See "Description of Debt Securities" in the accompanying Prospectus.

(6) The above table presents the capitalization of the Company on a fully-consolidated basis (the "Centex Corporation and Subsidiaries" column), including the consolidated debt of the Company's financial services operations, which include Centex Financial Services, Inc., CTX (Centex's mortgage banking subsidiary) and CHEC (Centex's subprime mortgage lender); the capitalization related to the Company's business operations other than financial services operations (the "Centex Corporation" column); and the capitalization related to the Company's financial services operations (the "Financial Services" column). The Company also utilizes this presentation in connection with the presentation of its consolidated balance sheets.

(7) At March 31, 1998, the Company had 9,364,310 shares of its common stock reserved for issuance under its stock option plans, 5,260,056 of which were subject to outstanding options.

                            DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.

GENERAL

     The Debentures will be issued under an Indenture dated as of March 12, 1987 (the "Indenture"), as supplemented by a Supplemental Indenture with respect thereto to be dated as of August 1, 1998 (the "Supplemental Indenture"), between the Company and Chase Bank of Texas, N.A. (formerly named Texas Commerce Bank National Association), as trustee (the "Trustee").

     The Debentures will be unsecured obligations of the Company, will mature on August 15, 2003, and will be limited to an aggregate principal amount of $100,000,000, although the Indenture provides that additional subordinated debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors.

     Interest on the Debentures will be payable semiannually on August 15 and February 15, commencing February 15, 1999, to holders of record on the preceding August 1 and February 1, respectively, at the per annum rate set forth on the cover page of this Prospectus Supplement, with respect to interest accrued from the preceding interest payment date (or from the date of original issuance of the Debentures in the case of the first interest payment) to the current interest payment date.

     Neither the Indenture nor the Supplemental Indenture contains any provisions providing for redemption at the option of the holders of the Debentures, any obligation of the Company to redeem, repay or purchase pursuant to any sinking fund or analogous provision of the Debentures or any event of default with respect to such Debentures other than those discussed in the accompanying Prospectus. See "Description of Debt Securities" in the accompanying Prospectus.

SUBORDINATION

     Except as provided in the accompanying Prospectus, the payment of the principal of and premium, if any, and interest on, the Debentures will be subordinated and junior in right of payment, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. The terms "Company" and "Senior Indebtedness" as used in this subsection have the respective meanings set forth in the accompanying Prospectus under the caption "Description of Debt Securities." The Indenture does not contain any limitation on the amount of Senior Indebtedness that may be incurred by the Company after the date of this Prospectus Supplement. The aggregate amount of the Company's Senior Indebtedness at March 31, 1998 was approximately $346.4 million, $272.6 million of which represented indebtedness owed by the Company to its subsidiaries.

     The Indenture provides that the indebtedness evidenced by the Debentures ranks on a parity with the Company's $2,100,000 convertible subordinated note due in the year 2000, is entitled to like rights of subrogation and is otherwise not superior in right of payment to such note. The Debentures will rank equally with each other series of Debentures issued under the Indenture, including the Company's $100,000,000 8.75% subordinated debentures due March 1, 2007 and its $100,000,000 7 3/8% subordinated debentures due June 1, 2005. See footnotes (3) and (4) under "Capitalization" above.

     Except as provided in the accompanying Prospectus, the Indenture prohibits any payment by the Company of principal of and premium, if any, or interest on, the Debentures during the continuance of any default in respect of certain Senior Indebtedness of the Company or any default under any agreement pursuant to which such Senior Indebtedness of the Company was issued beyond the period of grace, unless and until such default on such Senior Indebtedness of the Company shall have been cured or waived.

     Except as provided in the accompanying Prospectus, upon any distribution of assets of the Company in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to the Company, its creditors or its property, the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full of the principal thereof and premium, if any, and interest due thereon before the holders of the

Debentures are entitled to receive any payment of the principal of and premium, if any, or interest on the Debentures. By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness of the Company or of the Debentures may recover less, ratably, than holders of Senior Indebtedness of the Company but may recover more, ratably, than holders of the Debentures.

REDEMPTION PROVISIONS

     The Debentures will be redeemable, in whole or in part, at the option of the Company, on any date (a "Redemption Date") at a redemption price equal to the greater of (a) 100% of the principal amount of the Debentures to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption
Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, plus accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided, however, that (i) installments of interest on Debentures that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Debentures, registered as such at the close of business on the relevant Record Date according to their terms and provisions of the Indenture and (ii) the Trustee may not mail any notice of redemption during the continuance of any Event of Default.

     "Treasury Rate" means, with respect to any Redemption Date for the Debentures, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

     "Independent Investment Banker" means Donaldson, Lufkin & Jenrette Securities Corporation and its successors or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

     "Comparable Treasury Price" means, with respect to any Redemption Date, (a) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer" means (i) Donaldson, Lufkin & Jenrette Securities Corporation and its successors; provided however, that if it shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of Debentures to be redeemed. If less than all the Debentures are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Debentures of such series to be redeemed in whole or in part.

     Unless the Company defaults in payment of the redemption price, on and after any Redemption Date interest will cease to accrue on the Debentures or portions thereof redeemed.

GLOBAL SECURITIES

     The Debentures will be issued in whole or in part in the form of one or more Global Securities deposited with, or on behalf of, the Depository and registered in the name of a nominee of the Depository. Except under the limited circumstances described in the Prospectus under "Description of Debt Securities--Global Securities," owners of beneficial interests in Global Securities will not be entitled to physical delivery of Debentures in certificated form. Global Securities may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor. A further description of the Depository's procedures with respect to Global Securities representing the Debentures is set forth in the Prospectus under "Description of Debt Securities -- Global Securities". The Depository has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

     The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may own beneficial interests in Global Securities held by the Depository only through participants.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement relating to the Debentures (the "Underwriting Agreement"), the Company has agreed to sell to Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, the entire principal amount of the Debentures.

     The Underwriting Agreement provides that the obligations of the Underwriter to purchase and accept delivery of the Debentures offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Debentures are purchased by the Underwriter pursuant to the Underwriting Agreement, all the Debentures must be purchased.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriter may be required to make in respect thereof.

     The Underwriter has advised the Company that it proposes initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers (who may include the Underwriter) at such price, less a concession not in excess of % of the principal amount of the Debentures. The Underwriter may allow, and such dealers may re-allow, discounts not in excess of % of the principal amount of the Debentures to any other Underwriter and certain other dealers. After the initial offering, the offering price and other selling terms of the Debentures may be changed by the Underwriter.

     In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriter may overallot the Offering, creating a short position. The Underwriter may bid for and purchase the Debentures in the open market to cover such syndicate short position. In addition, the Underwriter may bid for and purchase the Debentures in the open market to stabilize the price of the Debentures. These activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriter is not required to engage in these activities and may end these activities at any time.

     The Debentures will constitute a new issue of securities with no established trading market. The Debentures will not be listed on any securities exchange and there can be no assurance that there will be a secondary market for the Debentures. From time to time, the Underwriter may make a market in the Debentures; however, at this time, no determination has been made as to whether the Underwriter will make a market in the Debentures. Accordingly, there can be no assurance as to whether an active trading market for any of the Debentures will develop or as to the liquidity of any trading market for the Debentures.

     In the ordinary course of its business, the Underwriter and its affiliates have, from time to time, performed and may in the future perform various investment banking services for the Company, for which they have received or will receive usual and customary fees.

                                  LEGAL MATTERS

     The validity of the Debentures offered hereby and certain other legal matters will be passed upon for the Company by Raymond G. Smerge, Executive Vice President, Chief Legal Officer and Secretary of the Company. Certain legal matters in connection with the Debentures offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas, special counsel for the Company. Milbank, Tweed, Hadley & McCloy, New York, New York, will pass upon certain legal matters for the Underwriter.

PROSPECTUS

                               CENTEX CORPORATION

                                 DEBT SECURITIES
                                 ---------------

     The Company may from time to time issue and offer up to $100,000,000 (or its equivalent in other currencies) aggregate principal amount of unsecured debt securities (the "Debt Securities") consisting of bonds, debentures, notes and/or other unsecured evidences of indebtedness in one or more series. The Debt Securities may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities") in priority of payment. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. An accompanying Prospectus Supplement will set forth, with regard to the Debt Securities in respect of which this Prospectus is being delivered, the terms of the Debt Securities, including, where applicable, the specific designation, priority, aggregate principal amount, denominations, maturity, rate (which may be fixed or variable) and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities. The Senior Debt Securities, when issued, will, except under certain circumstances, rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be unsecured and subordinated to all present and future Senior Indebtedness (as defined herein) of the Company.

     The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. An accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

     Because the Company conducts its business through subsidiaries, the Company's rights and the rights of its creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. Moreover, the ability of the Company to pay principal of and interest on the Debt Securities is, to a large extent, dependent upon the payment to it of dividends, interest or other amounts by subsidiaries of the Company. As of March 31, 1998, subsidiaries of the Company had approximately $1.1 billion principal amount of debt outstanding to third party creditors, of which $801.3 million was secured by subsidiary assets, including approximately $779.1 million related to the Company's financial services operations. Neither of the indentures under which the Debt Securities will be issued contains any limitation on the ability of the Company to incur additional debt or on the ability of the Company's subsidiaries to incur additional debt to the Company or to unaffiliated third parties. See "Description of Debt Securities" in this Prospectus.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                       OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                                 ---------------

                  The date of this Prospectus is July 30, 1998.

                              AVAILABLE INFORMATION

     Centex Corporation, a Nevada corporation (which, together with its subsidiaries consolidated for financial reporting purposes, is herein and in the Prospectus Supplement referred to as "Centex" or the "Company," unless otherwise specified herein or the context requires otherwise), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Debt Securities offered hereby. This Prospectus and the Prospectus Supplement, which form a part of the Registration Statement, do not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-6776) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Joint Annual Report on Form 10-K of the Company and 3333 Holding Corporation and Centex Development Company, L.P. for the fiscal year ended March 31, 1998; and

     2. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby.

     Any statement contained herein or in a document or information incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus and the Prospectus Supplement have been delivered, upon the request of any such person, a copy of any and all of the documents which have been or may be incorporated by reference in this Prospectus and the Prospectus Supplement, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Raymond G. Smerge, Executive Vice President, Chief Legal Officer and Secretary, Centex Corporation, 2728 North Harwood Street, Dallas, Texas 75201, telephone (214) 981-5000.


                                   THE COMPANY

     Centex Corporation, through its subsidiaries, ranks among the nation's largest home builders, mortgage lenders and general building contractors. The Company currently operates in five business segments: Home Building, Investment Real Estate, Financial Services, Construction Products and Contracting and Construction Services. The Home Building business has expanded to include both Conventional Homes and Manufactured Homes. The Conventional Homes operations currently involve the construction and sale of single-family homes, town homes and low-rise condominiums and also include the purchase and development of land. In March 1997, the Company entered into the Manufactured Homes business when it acquired approximately 80% of the common stock of Cavco Industries, Inc. Manufactured Homes operations include the manufacture of quality residential and park model homes and the sale thereof through company-owned retail outlets and a network of independent dealers. Investment Real Estate operations involve the acquisition, development and sale of land, the development of industrial, office, retail and other commercial projects and apartment complexes. Through its Financial Services operations, the Company offers financing of conventional and manufactured homes, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by subsidiaries and by others. The Company also manufactures cement, gypsum wallboard and ready-mix concrete for distribution and sale through its Construction Products operations. Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities and educational facilities. In April 1994, the Company's construction products subsidiary, Centex Construction Products, Inc. ("CXP"), completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by CXP, the Company's ownership interest in CXP was 55.6% as of March 31, 1998.

     The address of the Company's principal executive office is 2728 N. Harwood Street, Dallas, Texas 75201, and its telephone number is (214) 981-5000.


                                 USE OF PROCEEDS

     Except as otherwise provided in the related Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Company, and substantially all of the proceeds initially will be used to repay short-term notes payable to banks and commercial paper borrowings.


                      RATIO OF EARNINGS TO FIXED CHARGES(1)


                                                                         FISCAL YEARS ENDED MARCH 31,
                                                         ---------------------------------------------------------------
                                                          1998          1997           1996          1995          1994
                                                         ------        ------         ------        ------        ------
Company (excluding financial services and
        savings and loan operations)...............       5.86x         4.46x          2.56x        4.57x         2.80x
Total enterprise (2)...............................       3.69x         3.28x          2.17x        3.23x         2.77x

-------------------

(1) For purposes of calculating this ratio, fixed charges consist of interest costs (interest expense plus capitalized interest), one-third of estimated rent expenses (as representative of the interest portion of rentals) and amortization of debt expense, and earnings consist of net earnings before income taxes, extraordinary items and fixed charges.

(2) The ratio of earnings to fixed charges on a total enterprise basis, pursuant to the rules and regulations promulgated by the Commission, includes the earnings and fixed charges of the Company's financial services subsidiaries and discontinued savings and loan operations, which are consolidated for financial reporting purposes in accordance with generally accepted accounting principles.

                       SUMMARY OF SELECTED FINANCIAL DATA

     The following is a summary of certain selected financial data related to the Company for each of the five years in the period ended March 31, 1998, which is derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The March 31, 1998 and 1997 consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998 incorporated by reference in the Joint Annual Report on Form 10-K, as amended, of the Company and 3333 Holding Corporation and Centex Development Company, L.P. for such year are incorporated by reference herein. The following summary is qualified in its entirety by such financial statements and the notes thereto.



                                                                                FISCAL YEARS ENDED MARCH 31,
                                                   ------------------------------------------------------------------------------
                                                       1998               1997            1996            1995            1994
                                                                                 (DOLLARS IN THOUSANDS)
Revenues(1) ..................................     $ 3,975,450       $ 3,784,991       $3,102,987      $3,277,504      $3,039,709
Net earnings(2) ..............................         144,806           106,563           53,365          92,248          85,162
Total assets .................................       3,416,219         2,678,829        2,336,966       2,049,698       2,580,356
Total long-term debt, including
   debentures(3) .............................         237,715           236,769          321,002         222,530         222,832
Total debt(3) ................................         311,538           283,769          408,253         427,381         429,470
Deferred income tax (asset) liability(3) .....        (144,090)         (195,983)          16,085          27,795          35,088
Stockholders' equity .........................         991,172           835,777          772,836         668,227         668,659
Total debt as a percent of total
   capitalization (total debt, deferred
   income tax liability, negative
   goodwill, minority interest  and
   stockholders' equity)(3)...................            20.3%             20.9%            35.6%           38.0%           37.9%

-------------------------

(1) As a result of CXP's repurchases of its own stock during the June 30, 1996 quarter, Centex's ownership interest in CXP increased to more than 50% (and principally as a result of additional repurchases by CXP, 55.6% as of March 31, 1998). Accordingly, beginning with the quarter ended June 30, 1996, CXP's financial results have been consolidated with those of Centex and are reflected in Centex's revenues and earnings. Had CXP's revenues been consolidated for the years ended March 31, 1996, 1995 and 1994, Centex's consolidated revenues for those years would have increased by $222,594, $194,313 and $166,826, respectively.

(2) Net earnings for the fiscal year ended March 31, 1995 include a nonrecurring gain of $37.5 million realized in connection with an initial public offering of 51% of CXP's common stock.

(3) Excludes debt and deferred income taxes of the financial services subsidiaries and discontinued savings and loan operations. Reference is made to Note 6 under "Capitalization" in the accompanying Prospectus Supplement and to the consolidated balance sheet and Note (A) to the Company's Consolidated Financial Statements incorporated by reference in the Joint Annual Report on Form 10-K of Centex and 3333 Holding Corporation and Centex Development Company, L.P., which Annual Report on Form 10-K is incorporated herein by reference.

                         DESCRIPTION OF DEBT SECURITIES


GENERAL

     The Debt Securities offered hereby may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities") in priority of payment relative to the Company's other indebtedness. Senior Debt Securities may be issued from time to time in one or more series under an indenture (the "Senior Indenture"), as supplemented from time to time by an indenture supplement with respect to each series (each, a "Senior Indenture Supplement"), to be entered into between the Company and Chase Bank of Texas, N.A., as trustee. Subordinated Debt Securities may be issued from time to time in one or more series under an indenture dated as of March 12, 1987 (the "Subordinated Indenture"), as supplemented from time to time by an indenture supplement with respect to each series (each, a "Subordinated Indenture Supplement"), between the Company and Chase Bank of Texas, N.A. (formerly named Texas Commerce Bank National Association), as trustee. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to collectively as the "Indentures," the Senior Indenture Supplements and the Subordinated Indenture Supplements are sometimes hereinafter referred to collectively as the "Indenture Supplements" and Chase Bank of Texas, N.A., in its capacity as trustee under the Indentures, is hereinafter referred to as the "Trustee". See "Description of Debt Securities--The Trustee" herein for a description of certain consequences of Chase Bank of Texas, N.A.'s serving as trustee under both Indentures. As used in this section of the Prospectus, unless the context otherwise requires, "debt securities" in lower case letters shall mean all debt securities issued or issuable, as the case may be, under the respective Indentures, and "Debt Securities" with initial capital letters shall mean the Debt Securities covered by this Prospectus and any accompanying Prospectus Supplement.

     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and qualified in their entirety by reference to, all provisions of the Indentures and the related Indenture Supplements, including the definitions of certain terms contained in the Indentures. In particular, the term "Company" as used in the Indentures and the related Indenture Supplements and in this section of the Prospectus means Centex Corporation without its subsidiaries. Copies of the Indentures and any Indenture Supplements have been or will be filed as exhibits with the Commission. Wherever particular sections or defined terms of the Indentures are referred to, such sections or defined terms are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the respective Indentures, as appropriate. Article and section numbers set forth below refer to provisions of both the Senior Indenture and the Subordinated Indenture unless otherwise noted.

     The Debt Securities will be unsecured obligations of the Company. The Debt Securities offered hereby will be limited to Debt Securities having an aggregate principal amount not to exceed $100,000,000 or the equivalent thereof in any currency, although the Indentures provide that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indentures, authorized from time to time by the Company's Board of Directors. The Company may from time to time, without the consent of the holders of any of the Debt Securities offered hereby, authorize the issuance of future series of Debt Securities in addition to those authorized as of the date of this Prospectus or any related Prospectus Supplement. See "Capitalization" in the accompanying Prospectus Supplement and "Description of Debt Securities--Senior Debt Securities" and "Description of Debt Securities--Subordinated Debt Securities" herein for information relating to $200,000,000 aggregate principal amount of subordinated debt securities previously issued by the Company under the Subordinated Indenture (which subordinated debt securities rank junior in right of payment to any Senior Debt Securities offered hereby and pari passu in right of payment with any Subordinated Debt Securities offered hereby).

     Because the Company conducts its business through subsidiaries, the Company's rights and the rights of its creditors, including the holders of Debt Securities offered hereby, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. Moreover, the ability of the Company to pay principal of and interest on the Debt Securities is, to a large extent, dependent upon the payment to it of dividends, interest or other amounts by subsidiaries of the Company. As of March 31, 1998, subsidiaries of the Company had approximately $1.1 billion principal amount of debt outstanding to third party creditors, of which $801.3 million was secured by subsidiary assets, including approximately $779.1 million related to the Company's financial services operations. The Indentures under which the Debt Securities are to be issued do not contain any limitation on the ability of the Company to incur additional debt or on the ability of the Company's subsidiaries to incur additional debt to the Company or to unaffiliated third parties. In addition, in connection with managing the working capital needs of the Company and its subsidiaries, from time to time the Company borrows funds and lends funds to its subsidiaries. The Company's indebtedness to its subsidiaries will rank pari passu in right of payment to Senior Debt Securities offered hereby and senior in right of payment to Subordinated Debt Securities offered hereby because of the inclusion of such indebtedness within the definition of the term "Senior Indebtedness" in the Subordinated Indenture. See "Capitalization" in the accompanying Prospectus Supplement and "Description of Debt Securities--Senior Debt Securities" and "Description of Debt Securities--Subordinated Debt Securities" herein.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and the description of Debt Securities set forth in this Prospectus. In addition to the provisions of the Debt Securities hereinafter described, the Prospectus Supplement relating to each particular series of Debt Securities will set forth or describe: (1) the specific title or designation, aggregate principal amount and priority of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be issued; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates per annum (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, and the times at which any such interest will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company or the holder, if the Company or the holder is to have such an option; (8) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities shall be redeemed, repaid or purchased, in whole or part, pursuant to such obligation; (9) the denominations in which such Debt Securities are authorized to be issued and the currencies in which such Debt Securities are issued or payable; (10) any additional restrictive covenants included for the benefit of holders of such Debt Securities, including a description of any so-called "event risk" covenants or other Indenture provisions affording holders of such Debt Securities specific protection in the event of a highly leveraged transaction involving the Company, and a description of the ability of the Company's Board of Directors to waive any such provisions (or, if there are no such covenants or provisions, a statement to that effect); (11) any additional Event of Default with respect to such Debt Securities; (12) whether such Debt Securities are to be issued in whole or in part in the form of one or more global securities ("Global Securities") and, if so, the identity of a depository for such Global Security or Securities; and (13) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture, or any provisions expressly amending the applicable Indenture with respect to the series of Debt Securities to which such Prospectus Supplement relates.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, principal of and premium, if any, and interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the office or agency of the Company designated for that purpose in Dallas, Texas (initially the office of the Trustee), and any other office or agency of the Company designated for that purpose, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Senior or Subordinated Debt Security Register. (Sections 2.04, 2.06 and 5.02.)

     The Company will from time to time execute and deliver Debt Securities to the Trustee for authentication and delivery, and the Trustee will authenticate and deliver such Debt Securities upon written order of the Company. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06.)

SENIOR DEBT SECURITIES

     Generally speaking, Senior Debt Securities will rank equally with the Company's other general unsecured and unsubordinated indebtedness, including indebtedness from time to time outstanding to banks and other unaffiliated lenders. As of March 31, 1998, the total amount of the Company's indebtedness that would rank equally with Senior Debt Securities was approximately $346.4 million, including approximately $272.6 million of indebtedness to the Company's subsidiaries. All series of Senior Debt Securities of the Company issued under the Senior Indenture will rank pari passu in right of payment with each other and with such senior notes. See "Capitalization" in the accompanying Prospectus Supplement.

     The Senior Indenture provides that additional senior debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Senior Indenture, authorized from time to time by the Company's Board of Directors. Any such additional senior debt securities would rank pari passu in right of payment with the Senior Debt Securities offered hereby. Further, the Senior Indenture does not prohibit the Company from entering into additional indentures and issuing thereunder additional debt securities that may rank pari passu in right of payment to the Senior Debt Securities offered hereby.

     Any Senior Debt Securities offered pursuant to the Senior Indenture will be senior in right of payment to the Company's $100,000,000 principal amount of 8.75% subordinated debentures due March 1, 2007 and the Company's $100,000,000 principal amount of 7-3/8% subordinated debentures due June 1, 2005, all issued under the Subordinated Indenture. See "Capitalization" in the accompanying Prospectus Supplement and "Description of Debt Securities--General" herein.

SUBORDINATED DEBT SECURITIES

     Except as hereinafter provided, the payment of the principal of and premium, if any, and interest on, and sinking fund requirements for, Subordinated Debt Securities (to the extent applicable) will be subordinated and junior in right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of the Company. Subject to modification, if any, as set forth in the related Prospectus Supplement, the term "Senior Indebtedness" is defined as (a) the principal of and premium, if any, and interest on (i) all indebtedness of the Company (other than the Subordinated Debt Securities, if any, offered hereby, other series of subordinated debt securities of the Company issued under the Subordinated Indenture, and the Company's convertible subordinated note referenced below), whether currently outstanding or hereafter created, for money borrowed by the Company or borrowed by others and guaranteed by the Company, including, without limitation, indebtedness to subsidiaries, (ii) Capitalized Lease Obligations of the Company, whenever incurred, (iii) all indebtedness arising in favor of any bonding company under any performance or payment bond or other similar bond issued by a company in connection with any construction contract to which the Company is or was a party, and (iv) indebtedness or obligations incurred, assumed or guaranteed by the Company in connection with the acquisition or improvement of any property or asset, tangible or intangible (including, without limitation, services or materials purchased or contracted for purchase in the ordinary course of the Company's business), or the acquisition of any business, unless, in each case referred to in clauses (i),
(ii), (iii) and (iv) above, by the terms of the instrument creating or evidencing any such indebtedness it is expressly provided that such indebtedness is on a parity with, or otherwise not superior in right of payment to, the Subordinated Debt Securities; (b) any other indebtedness, liability or obligation, contingent or otherwise, of the Company and any guarantee, endorsement or other contingent obligation in respect of any indebtedness, liability or obligation of another created, assumed or incurred by the Company after the date of the Subordinated Indenture, which is, when created, assumed or incurred, specifically designated by the Company as Senior Indebtedness of the Company with respect to Subordinated Debt Securities; and (c) any refundings, renewals or extensions of any indebtedness or other obligation described in clause (a) or (b) above. (Subordinated Indenture Section 1.01.) As noted above under "Description of Debt Securities--General," any borrowings by the Company from its subsidiaries are also included within the definition of Senior Indebtedness.

     The Subordinated Indenture does not contain any limitation on the amount of Senior Indebtedness or any other kind of indebtedness that may be incurred by the Company after the date of this Prospectus. See "Capitalization" in the accompanying Prospectus Supplement and "Description of Debt Securities--General" herein.

     The Subordinated Indenture provides that the indebtedness evidenced by Subordinated Debt Securities ranks on a parity with the Company's $2,100,000 convertible subordinated note due in the year 2000, is entitled to like rights of subrogation and is otherwise not superior in right of payment to such note. (Subordinated Indenture Section 3.02.) All series of Subordinated Debt Securities as well as other series of subordinated debt securities of the Company issued under the Subordinated Indenture, including the Company's $100,000,000 8.75% subordinated debentures due March 1, 2007 and its $100,000,000 7-3/8% subordinated debentures due June 1, 2005, will rank equally with each other in right of payment.

     Except as hereinafter provided, the Subordinated Indenture prohibits any payment by the Company of principal of or premium, if any, or interest on, or sinking fund requirements for, the Subordinated Debt Securities during the continuance of any default in respect of certain Senior Indebtedness of the Company or any default under any agreement pursuant to which such Senior Indebtedness of the Company was issued beyond the period of grace, unless and until such default on such Senior Indebtedness of the Company shall have been cured or waived. (Subordinated Indenture Section 3.02.)

     Except as hereinafter provided, upon any distribution of assets of the Company in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to the Company, its creditors or its property, the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full of the principal thereof and premium, if any, and interest due thereon before the holders of the Subordinated Debt Securities are entitled to receive any payment of the principal of and premium, if any, or interest on the Subordinated Debt Securities. (Subordinated Indenture Section 3.02.) By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness of the Company or of the Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness of the Company but may recover more, ratably, than holders of the Subordinated Debt Securities.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with or on behalf of a depository located in the United States (a "Depository") identified in the Prospectus Supplement relating to such series.

     The specific terms of the depository arrangements with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depository will be represented by a Global Security registered in the name of such depository or its nominee. Upon the issuance of a Global Security in registered form, the Depository for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depository or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Securities. Ownership of beneficial interests in Global Securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depository for a Global Security in registered form, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the respective Indentures governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form, and will not be considered the owners or holders thereof under the applicable Indenture.

     Payment of principal of, premium, if any, and any interest on Debt Securities of a series registered in the name of or held by a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent, or the applicable Debt Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a

Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and such payments will be the responsibility of such participants. However, the Company has no control over the practices of the Depository and/or the participants and there can be no assurance that these practices will not be changed.

     A Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. If a Depository for Debt Securities of a series is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive registered form in exchange for the Global Security or Securities representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series in registered form represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive form in exchange for the Global Security or Securities representing such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

EVENTS OF DEFAULT AND NOTICE THEREOF

     Each of the Indentures defines an Event of Default with respect to any series of Debt Securities as being any one of the following events and such other events as may be established for the Debt Securities of a particular series (as set forth in the related Prospectus Supplement): (a) failure to pay interest on the Debt Securities when due, continued for 30 days; (b) failure to pay (whether or not prohibited by any subordination provisions, if applicable) principal (including any sinking fund installment) of or premium, if any, on the Debt Securities when due; (c) failure to observe or perform any other covenant of the Company set forth in the applicable Indenture or the Debt Securities of such series, continued for 60 days after notice as provided in such Indenture; and (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company. (Section 7.01.)

     Within 90 days after the occurrence of a Default known to the Trustee, the Trustee is required to transmit notice thereof to the holders of the applicable Series of Debt Securities. Except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Debt Security, or in the payment of any sinking fund installment, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of holders of the Debt Securities. (Section 7.07.) If an Event of Default in respect of a particular series of Senior Debt Securities shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series outstanding may declare the principal of such series due and payable immediately. (Section 7.01.) However, if prior to the entry of any judgment or decree for the accelerated amount, the Company shall pay or deposit with the Trustee all principal, premium, if any, and interest arrearage, then the holders of not less than a majority in aggregate principal amount of the Debt Securities of the affected series shall have the right to waive all defaults and the consequences of having declared all principal payments due. Such waiver will not, however, be operative as against nor impair any rights arising as a result of any subsequent Event of Default with respect to such series. (Section 7.01.) The Trustee will not be charged with knowledge of any Event of Default other than the Company's failure to make principal and interest payments unless actual written notice thereof is received by the Trustee. (Section 7.01.) No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities.

     The Indentures contain provisions regarding limitations on the right to institute legal proceedings. No holder of any Debt Securities of a particular series shall have the right to institute an action or proceeding for rights arising under the applicable Indenture unless (i) such holder has given written notice of default to the Trustee; (ii) the holders of not less than 25% of the aggregate principal amount of Debt Securities of such series shall have made a written request to the Trustee to institute an action and offered the Trustee such reasonable indemnification as it may require; (iii) the Trustee shall not have commenced such action within 60 days of receipt of such notice and indemnification offer; and (iv) no direction inconsistent with such request has been given to the Trustee by the holders of not less than a majority of the aggregate principal amount of the Debt Securities of such series then outstanding. Notwithstanding the foregoing, subject to applicable law and any applicable subordination provisions, nothing shall prevent the holders of Debt Securities from enforcing payment of the principal of or premium, if any, or interest on their Debt Securities. No holder of Debt Securities of a particular series may have the right to prejudice the rights or obtain priority or preference over the rights of any other holder of Debt Securities of such series. (Section 7.04.)

     The holders of a majority in aggregate principal amount of the Debt Securities of such series outstanding at the time may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided, however, that the Trustee shall have the right to decline to follow such direction if, being advised by counsel, the Trustee determines that the action so directed may not lawfully be taken, or if the Trustee in good faith determines that the action so directed would be unduly prejudicial to the holders of the Debt Securities not taking part in such action or would involve the Trustee in personal liability. (Section 7.06.)

     Each Indenture provides that, in case an Event of Default in respect of a particular series of Debt Securities shall occur (which shall not have been cured or waived), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 8.01.) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or power under the applicable Indenture at the request of any of the holders of the Debt Securities of such series unless they shall have offered to the Trustee reasonable security or indemnity. (Section 8.02.)

     The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the relevant Indenture. (Section 5.06.)

DEFEASANCE

     The Company may terminate its obligations under the applicable Indenture with respect to the Debt Securities of a series at any time by acquiring and delivering all outstanding Debt Securities of such series to the Trustee for cancellation. The Company may also terminate all of its obligations under the applicable Indenture with respect to the Debt Securities of a series, other than its obligations in respect of payment of principal of and interest on the Debt Securities of such series, at any time by depositing in trust with the Trustee money or non-callable U.S. Government Obligations sufficient to pay all remaining indebtedness on the Debt Securities of such series. Money or securities so deposited in trust with the Trustee is for the sole benefit of the holders of the Debt Securities of such series and, to the extent allocated for payment of the Debt Securities of such series, shall not be subject to any subordination provisions of the Subordinated Indenture. (Section 13.01.)

MERGER AND CONSOLIDATION

     The Company may merge with another corporation if the Company is the surviving corporation, or may consolidate with or merge into another corporation or transfer all or substantially all of its assets to another corporation if the resulting, surviving or transferee corporation assumes all obligations of the Company under the Debt Securities of each series and the Indentures, and is not immediately thereafter in default under any covenant in the Indentures. (Article Twelve.)

MODIFICATION OF THE INDENTURES

     With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of a particular series, the related Indenture, the rights and obligations of the Company and the rights of the holders of such series of Debt Securities may be modified by the Company and the Trustee. However, no modification of the terms of payment of principal of or premium, if any, or interest on Debt Securities of any series, and no modification reducing the percentage of outstanding Debt Securities of a series required for modification, will be effective against any holder of a Debt Security of such series affected thereby without the holder's consent. The Company and the Trustee may also enter into supplemental indentures, without obtaining the consent of the holders of any series of Debt Securities, to cure any ambiguity or to correct or supplement any provision of the applicable Indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the Trustee or to make any other provisions with respect to matters or questions arising under the Indentures, provided that such action shall not adversely affect the interests of the holders of the Debt Securities. Such supplemental indentures may also be entered into without the consent of holders of any series of Debt Securities to set forth the terms of additional series of Debt Securities, to evidence the succession of another person to the Company or to add to the covenants of the Company. (Article Eleven.)

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     Each Indenture provides that, in addition to such other certificates or opinions as may be specifically required by other provisions of such Indenture, every application by the Company for action by the Trustee thereunder shall be accompanied by a certificate of certain officers of the Company and an opinion of counsel (who may be counsel for the Company) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 15.07.)

REPORT TO HOLDERS OF DEBT SECURITIES

     Audited financial statements of the Company will be provided annually to holders of Debt Securities. (Section 6.03.) The Trustee is required to submit an annual report to the holders of the Debt Securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the Debt Securities.

THE TRUSTEE

     Chase Bank of Texas, N.A., whose Corporate Trust Office is located at 2200 Ross Avenue, Fifth Floor, Dallas, Texas 75201, will be the Trustee under the Subordinated Indenture with respect to each series of Subordinated Debt Securities issued thereunder and the Trustee under the Senior Indenture with respect to each series of Senior Debt Securities issued thereunder. Chase Bank of Texas, N.A. also serves as Trustee with respect to the Company's $100,000,000 8.75% subordinated debentures due March 1, 2007 and its $100,000,000 7-3/8% subordinated debentures due June 1, 2005, all previously issued under the Subordinated Indenture, as supplemented by a Subordinated Indenture Supplement dated as of March 12, 1987 and a Subordinated Indenture Supplement dated as of June 9, 1995, respectively.


     Pursuant to applicable provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of Senior Debt Securities will force the Trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Likewise, any uncured Event of Default with respect to any series of Subordinated Debt Securities will force the Trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any such resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions thereof.

     Centex and its affiliates maintain other banking relationships in the ordinary course of business with the Trustee and its affiliates.

     The Trustee may resign or be removed by the Company with respect to one or more series of Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series. (Section 8.10.)

     Each Indenture contains certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 8.13.)

RATINGS

     Particular series of Debt Securities may be rated by one or more nationally recognized statistical rating agencies. The rating agency or agencies and rating or ratings to be assigned with respect to such series of Debt Securities will be specified in the related Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company, or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     The Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the existence or the liquidity of any trading market for any Debt Securities.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

     The specific terms and manner of sale of specific series of Debt Securities offered hereby are set forth or summarized in an accompanying Prospectus Supplement.

                                     EXPERTS

     The consolidated balance sheets of Centex Corporation and its subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998, incorporated by reference in the Joint Annual Report on Form 10-K, as amended, of the Company and 3333 Holding Corporation and Centex Development Company, L.P. for the fiscal year ended March 31, 1998, and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................  S-3
Recent Developments...................  S-3
Summary of Selected Financial Data....  S-4
Use of Proceeds.......................  S-5
Capitalization........................  S-5
Description of Debentures.............  S-7
Underwriting..........................  S-10
Legal Matters.........................  S-10
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     2
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Summary of Selected Financial Data....     4
Description of Debt Securities........     5
Plan of Distribution..................    12
Experts...............................    12

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                                  $100,000,000

                                 [CENTEX LOGO]

                               CENTEX CORPORATION

                           % SUBORDINATED DEBENTURES
                                    DUE 2003
             -----------------------------------------------------

                             PROSPECTUS SUPPLEMENT
             -----------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                                           , 1998

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